EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	The Residences at Diamond Ridge

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Headline	336-unit, value-add multifamily property near downtown Winston-Salem, NC

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Tags	Residential, Real Estate

Pitch text	**Summary**

- Immediate fixed interest return of 8% APR over 3 years
- Potential tax benefits from pass-through depreciation losses
- Highly secure Class A shares, paid in full before all other share classes
- Substantial renovations expected to drive rental increase of $200/unit
- Quick return of capital to investors; refinancing expected after 3 years
- Winston-Salem home prices have appreciated 38% since 2000

- Experienced sponsor who has done $30 million+ in deals

Property

The Residences at Diamond Ridge is an apartment complex located just 1.25 miles from downtown Winston-Salem, North Carolina. Although the complex is fully leased, there is an opportunity to renovate and add long-term value to the property by doing significant interior and exterior renovations and increasing rents to market levels.



The property consists of 336 units averaging 852 square feet and currently has three playgrounds, a soccer field, a leasing office, and a non-functioning swimming pool, all which DeRosa Group plans to renovate to maximize the value of the property.

Project Walk Through

Business Plan

The business plan for The Residences at Diamond Ridge consists of six steps towards profitability:

1. Renovations to improve the curb appeal and attractiveness of the property including:

- Adding three new playground sets onsite
- Painting all buildings
- Creating a community space: repairing the pool and extending the deck to add a basketball court, picnic tables, dog park, grilling area, and gym
- Implementing a targeted security and safety improvement plan

BEFORE **RENDER PREVIEW**

 

 

 

2. Interior Unit Renovations

- Updating the interiors of each unit to meet resident demand and raise rents to market, resulting in an anticipated average rental increase of $140 per unit.













Before
Digital Renovation

3. New Management

- Bring best-in-class local property management systems and processes, while increasing onsite staff from 4 to 7 individuals, providing increased resident satisfaction and asset performance.



CARLISLE RESIDENTIAL PROPERTIES

4. Flexible Low-Cost Agency Debt

- Quote received for a 75% LTV, 7-year floating-rate loan with two year interest-only at a 2.75% note rate.

5. Refinance Post-Stabilization

- Due to the significant anticipated increase in net operating income, the DeRosa Group will pursue a refinance after stabilization, utilizing longer-term fixed-rate debt which may also reset the interest-only period, improving cashflow.

6. Long-term Hold

- The anticipated hold period is 10 years. This hold period will allow for the DeRosa Group to take advantage of the strong fundamentals driving the Piedmont-Triad area.

Sponsor



Transforming Lives Through Real Estate

The DeRosa Group is a family-owned business headquartered in Trenton, New Jersey. Matt and Liz started investing in real estate in 2004 with the purchase of a duplex outside of Philadelphia. Since then, the DeRosa Group has completed over $30 million in real estate transactions involving private capital including fix and flips, single family home rentals, mixed use buildings, apartment buildings, office buildings, and tax lien investments.

DeRosa Group is a developer and owner of commercial and residential property with a mission to “transform lives through real estate.” DeRosa is a people-focused, boutique development company who is proud of their proven track record of providing safe, profitable investment opportunities. DeRosa allows individuals to diversify their portfolios through passive “hands off” real estate investments.

Providence Capital, Ltd., in partnership, provides acquisition, construction and asset management, and "back-office" support to The DeRosa Group. The DeRosa Group and Providence Capital, Ltd. will have over 1,100 units under management upon the completion of this acquisition.

Offering

We are offering up to 1,070 Class A Membership Interests (the " Class A Interests") at $1,000 per Class A Interest. Class A Interest holders will receive an 8% annual preferred return for a period of 3 years at which point we intend to redeem the interests using proceeds from a refinancing of the property.

Financial Overview

Sources and Uses

Property Purchase Price$18,500,000Renovation Costs$4,500,000Financing & Soft Costs$1,190,000**Total Use of Funds$24,190,000**

Class A Equity$2,000,000Class B Equity$9,240,000Senior Mortgage$12,950,000**Total Source of Funds$24,190,000**

Cash Flow to Class A Members



RETURNS BASES ON A $1,000 INVESTMENT – CLASS A					
	Investment	Year 1	Year 2	Year 3	TOTAL
Cash on Cash Return		8.0%	8.0%	8.0%	
Member Cashflow	$(1,000)	$80	$80	$80	$240
Return of Member Capital				$1,000	$1,000
TOTAL	$(1,000)	$80	$80	$1080	$1,240

Projected Returns

The return will be a fixed interest return of 8% APR for 3 years. The capital will be returned at the end of 3 years when refinancing is expected to occur.

Location



Winston-Salem, North Carolina which has seen great growth in recent years spurred by Wake Forest University, the health and technology sectors. Diamond Ridge is located just 1.25 miles from downtown Winston-Salem's employment and entertainment hub, and is a quick ten-minute drive from two of the region's most prominent medical centers, several universities, and prime retail shopping.

A Growing City

Employment growth in Winston-Salem has transformed the city into the third largest urban area in North Carolina with a total population of over 650,000 individuals. Downtown Winston-Salem has been the benefactor of nearly $2B Public and Private investment, specifically in the area known as the Innovation Quarter.


WAKE FOREST UNIVERSITY
SMITH REYNOLDS AIRPORT
BB&T BALLPARK
DOWNTOWN WINSTON-SALEM (27K+ EMPLOYEES)
WAKE FOREST BAPTIST MEDICAL
THE RESIDENCES AT DIAMOND RIDGE

With 20 Regional Hospitals, over 20,000 medical jobs within a two-mile radius, growth of households making at least $100,000 expected to accelerate twice as fast through 2024 and the continued growth of the Wake Forest Innovation Quarter, Winston-Salem's apartment market is expected to continue to perform well, consistent with the average annual rent growth of 4.9% the market has experienced since 2017.

Major Employers

COMPANY	JOBS
Wake Forest Baptist Medical Health Center	12,873
Novant Health	8,145
Winston-Salem Schools	6,860
Lowes Foods	6,000
Reynolds America	5,500
Krispy Kreme	5,200
Wake Forest University	2,784
Wells Fargo	2,745
Hanesbrands	2,500
City of Winston-Salem Government	2,420
Forsyth County Government	2,275
BB&T Corporation	2,274

MAJOR EMPLOYERS IN WINSTON-SALEM, NC

Though historically known for its focus on logistics and manufacturing, with the help of several major universities, the Piedmont Triad region (located along the Interstate 85/40 corridor) has gradually diversified its employment base by consistently adding jobs to the health, education, and technology sectors.

The Innovation Quarter

The Wake Forest Innovation Quarter is only 1.5 miles from The Residences at Diamond Ridge. The Innovation Quarter is a 330-acre research park—the largest historic redevelopment project in state history, and is now one of the fastest-growing urban-based districts for innovation in the nation. The space is home to over 170 companies within 1.9M+ square feet of office and laboratory space, five academic institutions, retail and dining, and multiple event venues.



Team

	Matt Faircloth	Founder & General Partner	Matt has completed over $40M in real estate transactions and controls over 1000 units in multi-family. He is the author of the Amazon Best Seller, "Raising Private Capital, how to Build your Real Estate Empire with Other People's Money".
	Justin Fraser	Asset Manager	Justin is an apartment syndicator, asset manager, and real estate investor, responsible for managing multiple apartments across the country. He is host of the True Multifamily podcast about the business of apartment investing.
	Herve Francios	Acquisitions Manager	After 23-years as a Financial Analyst on Wall Street, Herve now identifies target markets for larger multi-family deals. He started H&H Real Estate Group to invest in single family rentals, small multi-family deals and syndicated offerings.
	Ben Risser	COO/CFO	Ben's commercial real estate business has almost $7 MM in syndications and he manages nearly $10 MM in value-add commercial real estate. Ben also helps businesses succeed through business model and plan development and financial analysis.

Perks

$5,000	A lifetime membership to DeRosa Insiders, an online community, where the DeRosa team gives you and honest inside look at the "how and why" of our decision making process. We are open with our numbers, with the good, bad, and ugly that comes with real estate investing, all to serve our members, educate, and provide transparency into what goes on behind the scenes at DeRosa Group.
$10,000	Exclusive DeRosa Group branded items. A lifetime membership to DeRosa Insiders
$25,000	Tour your investment with one of the owners. See the property for yourself. Exclusive DeRosa Group branded items. A lifetime membership to DeRosa Insiders
$50,000	Attend a virtual group mastermind with Matt Faricloth and his team. Learn first hand how Matt has built a real estate empire starting from nothing. Receive a signed copy of Matt's best selling book, "Raising Private Capital: Build Your Real Estate Empire Using Other People's Money"

FAQ

How is my investment protected?	For a real estate syndication project, you have a percentage ownership of the company that owns the property/properties, like owning shares of a stock. You will receive all the documents confirming that ownership when you sign up. Your investment is protected and secured by those ownership documents.
Tell me more about the DeRosa Group. How long have they been in business? Who is on their team?	The DeRosa Group, based in historic Trenton, New Jersey, is a developer and owner of commercial and residential property with a mission to "transform lives through real estate." DeRosa creates partnerships to finance select real estate investments and has a proven track record of providing safe, profitable investment opportunities to their clients. Matt, along with his wife Liz, founded DeRosa Group in 2005 and has since grown the company to owning and managing 25 million of residential and commercial assets throughout the east coast. DeRosa has completed over 30 million in real estate transactions involving private capital including fix and flips, single family home rentals, mixed use buildings, apartment buildings, office buildings, and tax lien investments. DeRosa has an extensive expertise in connecting passive investors to lucrative investment opportunities through syndications, private loans and joint ventures. Matt, one of the co-founders, is the author of "Raising Private Capital – Building Your Real Estate Empire Using Other People's Money" which is an Amazon bestseller ranked #25 in Venture Capital. Currently, our syndication team is comprised of an extremely competent and high quality team ranging in real estate experience. Our team consists of acquisitions specialists, asset managers, construction managers, underwriters, and investor relations.
What is DeRosa Group's track record of success in its real estate projects?	We have completed many project types and sized over our years in business. To learn more about what we've accomplished, you can review these Track Record documents:

What can an investor expect after closing?	DeRosa Group sends out monthly updates, quarterly financial statements, and host an annual conference call to review the yearly performance. DeRosa Group's mission is to "Transform Lives Through Real Estate". This applies to our tenants and employees, and those who invest capital with us. Our ultimate goal is to protect our investors' money and help our investors build their wealth so that they can leave a legacy for the next generation.
What is the minimum investment?	We have Class A shares available which require a $1,000 minimum investment.
When will I get my money back?	Class A shares will be fully returned at refinance which we expect to occur in year 3. Once the Class A investors receive their initial investment and any interest due, this would conclude their involvement in this project.
How often do you project to pay dividends?	We intend to begin paying dividends after three months of ownership. We project to pay Class A dividends on a monthly basis.
If I invest, what do I need to send my tax professional?	When you invest in this project, you are buying a percentage of a LLC (Limited Liability Company). All owners of LLCs receive a Schedule K-1 typically sent out the end of February for the previous year. A Schedule K-1 is a tax document used to report the incomes, losses, and dividends of a business's partners. The Schedule K-1 document is prepared for each individual partner and is included with the partner's personal tax return.